EXHIBIT 99.1

Press Release

For immediate release

Liminal BioSciences Reports First Quarter 2021 Financial Results

•	Updated Business Strategy Focused on Small Molecule Therapeutics
•	Kedrion to acquire, for a total of USD 17M, 2 plasma collection centers and an option to acquire the remaining plasma-derived therapeutic business for USD 5M
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Subject to Kedrion exercising said option, Liminal could receive up to 70% of net proceeds from sale of Priority Review Voucher for which it is potentially eligible with possible FDA approval for Ryplazim®

•	PDUFA Target Action Date of June 5, 2021 for Ryplazim® (plasminogen) BLA Submission

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LAVAL, CANADA, and CAMBRIDGE, ENGLAND – May 17, 2021 – Liminal BioSciences Inc. (Nasdaq: LMNL) (“Liminal BioSciences” or the “Company”), a clinical-stage biopharmaceutical company, today reported its financial results for the first quarter ended March 31, 2021.

Liminal will host a conference call at 8:30 am (ET) on Tuesday May 18, 2021. The telephone numbers to access the conference call are 1-888-390-0605 and 416-764-8609. An audio replay of the call will be available as of Tuesday May 18, 2021 at 11:30 am (ET). The numbers to access the audio replay are 416-764-8677 and 1‑888‑390‑0541 using the following password (147322). A live audio webcast of the conference call will be available by clicking here.

“We remain focused on implementing our revised business strategy and will continue to make our transformation into a streamlined small molecule therapeutics company, while still working toward the June 5 PDUFA target action date for Ryplazim,” stated Bruce Pritchard, Chief Executive Officer of Liminal BioSciences. “As we continue to navigate a challenging business environment with the ongoing Covid-19 pandemic, I would like to acknowledge and thank our dedicated employees for their continued efforts in meeting our business objectives."

"We are very pleased to have entered into a definitive share purchase agreement for the strategic divestment of our plasma collection centers along with an option agreement for the divestment of our Ryplazim-related assets with Kedrion," stated Mr. Patrick Sartore, President of Liminal BioSciences. "This divestment of our plasma collection centers, once completed, as well as the option, if exercised, is expected to greatly enhance our financial runway and signify that we have reached a milestone in implementing our strategic transition to a small molecule therapeutics business."

For a more complete description of the Prometic Plasma Resources Inc. and Prometic Plasma Resources (USA) Inc. divestment, please see the Company's Current Report on Form 6-K filed on May 17, 2021 with the Securities and Exchange Commission ("SEC") and SEDAR.

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Key Corporate and R&D Priorities

Liminal BioSciences continues to take precautionary measures in response to the COVID-19 global pandemic to protect the health of its employees, their families, patients, donors and local communities. The Company has had only limited disruptions to ongoing business operations related to the pandemic and provides the following updates on certain near-term objectives and timelines:

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Anticipated initiation of a global Phase 2 clinical trial of fezagepras in patients with idiopathic pulmonary fibrosis (IPF) in the first half of 2022, subject to the results from our ongoing multi-ascending dose (MAD) Phase 1 clinical trial of fezagepras;

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Preparatory work for an anticipated Phase 1b/2a clinical trial of fezagepras in the United States for patients with high triglyceride levels (hypertriglyceridemia) in 2022, subject to the results of our ongoing MAD Phase 1 clinical trial;

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Pending the outcome of our preclinical research, and successful nomination of a preclinical drug candidate, we plan to initiate a pre-clinical Investigational New Drug (IND) enabling program to support a First-in-Human Phase 1 single-ascending dose clinical trial of our GPR84 antagonist drug candidate to be selected in healthy volunteers for safety and tolerability.

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Pending the outcome of our preclinical research, and successful nomination of a pre-clinical drug candidate, we plan to initiate a pre-clinical IND enabling program to support a First-in-Human Phase 1 single-ascending dose clinical trial of our OXER1 drug candidate to be selected in healthy volunteers for safety and tolerability.

•	Current expected Prescription Drug User Fee Act (PDUFA) target action date for Ryplazim® (plasminogen) is June 5, 2021;
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We may be eligible to receive a Pediatric Rare Disease Priority Review Voucher (PRV) from the FDA if we receive regulatory approval on Ryplazim® (plasminogen) and, if we receive a PRV for Ryplazim, we anticipate seeking to monetize any such PRV in 2021, subject to any strategic transactions or decisions relating to our plasma-derived therapeutics’ business.

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Select First Quarter 2021 Financial Results:

Following the Company’s announcement in January 2021 that it would evaluate potential alternatives for the plasma-derived therapeutics segment, the Company has determined that it was most likely that it would complete a sale of its plasma collection activities within a year. As a result, the plasma collection cash generating unit met the criteria to be classified as held for sale at March 31, 2021. The Company has reclassified all of the assets and liabilities as held for sale and the current and comparative periods results of operations and other comprehensive loss of this disposal group have been presented as discontinued operations. All amounts presented in this section are in Canadian $ unless otherwise specified.

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Cash Position: Cash and cash equivalents at March 31, 2021 were $21.6 million. The Company’s working capital, i.e., the current assets net of current liabilities, at March 31, 2021 amounted to $33.5 million.

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Research and development expenses were $9.3 million for the first quarter of 2021 compared to $16.4 million for the first quarter of 2020. The 44% decrease for the quarter is mainly due to a reduction in manufacturing cost for Ryplazim® (plasminogen), a reduction in compensation expenses, and the recognition of Canadian government COVID-related grant programs, partially offset by fezagepras Phase 1 MAD clinical trial expenses.

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Administration expenses were $9.1 million for the first quarter of 2021 compared to $10.7 million for the first quarter of 2020. The 14% decrease in the quarter is mainly due to Canadian government COVID-related grant programs and reductions in both legal expenses and compensation expenses, offset by an increase in directors’ and officers’ insurance costs.

•	Finance costs were $2.4 million for the first quarter of 2021 compared to $1.5 million for the first quarter of 2020, as a result of the long-term debt issuances in the third quarter of 2020.
•	Net loss was $20.9 million for the first quarter of 2021 compared to $27.7 million for the first quarter of 2020.

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About Liminal BioSciences Inc.

Liminal BioSciences is a clinical-stage biopharmaceutical company focused on discovering, developing and commercializing novel treatments for patients suffering from diseases of high unmet medical need, primarily related to fibrosis, including respiratory, liver and kidney diseases. Liminal BioSciences’ lead small molecule product candidate, fezagepras (PBI-4050), is being evaluated in a Phase 1 multi-ascending dose clinical trial in in the UK to evaluate multiple-ascending doses in normal healthy volunteers, at daily dose exposures higher than those evaluated in our previously completed Phase 2 clinical trials. A global Phase 2 clinical trial evaluating fezagepras for the treatment of patients with idiopathic pulmonary fibrosis (IPF) is anticipated to be initiated in the first half of 2022, subject to the results from the Phase 1 study.

Fezagepras was previously granted Orphan Drug Designation by the FDA and the European Medical Agency (EMA) for the treatment of IPF. Fezagepras has also been granted a Promising Innovative Medicines (PIM) designation by the Medicines and Healthcare products Regulatory Agency (MHRA) for the treatment of IPF.

Liminal BioSciences’ resubmitted a BLA in September 2020 with the FDA seeking approval to treat patients with clinical signs and symptoms associated with congenital plasminogen deficiency with its lead plasma-derived product candidate Ryplazim®(plasminogen) (“Ryplazim®”). The PDUFA target action date for Ryplazim® is June 5, 2021. Ryplazim® was previously granted Orphan Drug and Rare Pediatric Disease Designations by the FDA for the treatment of congenital plasminogen deficiency.

Liminal BioSciences has active business operations in Canada, the United Kingdom and the United States.

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Forward Looking Statement

This press release contains forward-looking statements about Liminal BioSciences’ objectives, strategies and businesses that involve risks and uncertainties. Forward‐looking information includes statements concerning, among other things, statements with respect to: the closing of the transactions contemplated by the Share Purchase Agreement; the potential exercise of the Option; the utilization of proceeds from any such transaction; the target PDUFA action date for Ryplazim®; the receipt of a BLA or a PRV with respect to Ryplazim® and ability to monetize such asset;  the potential of our product candidates and development of R&D programs and the timing of initiation or nature of preclinical and clinical trials.

These statements are "forward-looking" because they are based on our current expectations about the markets we operate in and on various estimates and assumptions. Actual events or results may differ materially from those anticipated in these forward-looking statements if known or unknown risks affect our business, or if our estimates or assumptions turn out to be inaccurate. Among the factors that could cause actual results to differ materially from those described or projected herein include, but are not limited to, risks associated with: FDA review; the Company’s ability to consummate the transaction by the Share Purchase Agreement, including any potential exercise of the Option; the Company’s ability to develop, manufacture, and successfully commercialize product candidates, if ever; the impact of the COVID-19 pandemic on the Company’s business operations, plasma collection, clinical development, regulatory activities and financial and other corporate impacts; the availability of funds and resources to pursue R&D projects, manufacturing operations or commercialization activities; the successful and timely completion of clinical trials; the ability of Liminal BioSciences to take advantage of financing opportunities or business opportunities in the pharmaceutical industry; uncertainties associated generally with research and development, clinical trials and related regulatory reviews and approvals; and general changes in economic conditions. You will find a more detailed assessment of these risks, uncertainties and other risks that could cause actual events or results to materially differ from our current expectations in the filings the Company makes with the U.S. Securities and Exchange Commission and Canadian Securities Commissions filings and reports filings and reports, including in the Annual Report on Form 20-F for the year ended December 31, 2020 and future filings and reports by the Company, from time to time. Such risks may be amplified by the COVID-19 pandemic and its potential impact on Liminal BioSciences’

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business and the global economy. As a result, we cannot guarantee that any forward-looking statement will materialize. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements and estimates, which speak only as of the date hereof.  We assume no obligation to update any forward-looking statement contained in this Press Release even if new information becomes available, as a result of future events or for any other reason, unless required by applicable securities laws and regulations.

For further information please contact:

Corporate Contact

Shrinal Inamdar

Manager, Investor Relations and Communications

s.inamdar@liminalbiosciences.com

+1 450.781.0115

Media Contact

Kaitlin Gallagher

kgallagher@berrypr.com

+1 212.253.8881

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